EXHIBIT 10.36

RYERSON TULL, INC.

Directors’ Compensation Summary

Directors Compensation Plan

Our non-employee directors receive compensation consisting of cash and restricted stock. The annual base fee is $80,000. We also pay non-employee directors $1,000 for attending a special Board meeting and $1,000 for attending a special committee meeting that is not held in connection with a regular or special Board meeting. The Chairs of the Compensation Committee and of the Nominating and Governance Committee receive an additional annual fee of $4,000; and the Audit Committee Chair receives an additional fee of $8,000 per year. No fees are paid to members of the Executive Committee. Non-employee directors are reimbursed for actual expenses to attend meetings. The Chairman of the Board, who is our employee, is not paid any of these base fees or special fees and receives no extra pay for serving as a director.

We pay the $80,000 annual base fee described above $40,000 in cash and $40,000 in shares of our common stock. The non-employee directors can choose to receive all or any part of the $40,000 cash portion in whole shares of our common stock. A total of 461,000 shares of our common stock are reserved for issuance under the Directors’ Compensation Plan, with a total of 147,195 available for grant under the Plan.

We pay the cash portion of the annual fee quarterly, prorating the quarterly payment if a director serves for part of a quarter. We pay the stock portion as restricted stock issued at the beginning of the director’s term, with a prorata portion of those shares vesting at each the end of each calendar quarter. The non-employee directors receive the same cash dividends on the restricted stock as a stockholder of our common stock. If a director leaves the Board early, he or she forfeits any shares that are still restricted and have not yet vested.

The non-employee directors can choose to defer payment of all or any portion of their fees into Ryerson Tull stock equivalents with dividend equivalents or into a deferred cash account that earns interest at the prime rate in effect at JPMorgan Chase & Co. (or its successor). We pay the deferred amounts in from one to ten installments after the director leaves the Board.

Until the 2003-2004 director term, we paid a portion of the annual base fee in stock options awarded to each non-employee director. One director appointed to the Board in January 2004 received an option for 800 shares, representing the pro rata portion of the remainder of the 2003-04 director term served by this director. The option exercise price equaled the fair market value of our common stock on the grant date. The options vest 50% on the six-month anniversary of the grant date and 100% at one year from date of grant. They expire no later than 10 years after the date of grant.

Insurance and Indemnification

We pay the premiums on a business accident insurance policy insuring each director for up to $500,000. We maintain directors’ and officers’ insurance coverage for the directors, executive officers and the Company. The Company also has entered into an indemnification agreement with each director to preserve the maximum protections provided by state corporation law and our By-laws and to provide assurance to directors and officers regarding future rights to indemnification.